US-DOCS\169843110.2 Volaris announces shareholder resolutions adopted during Extraordinary General Shareholders’ Meeting Mexico City, Mexico, March 26, 2025 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, announced that the Company’s shareholders authorized the adoption of all of the items on the agenda presented during the extraordinary general shareholders’ meeting held on March 25, 2026. The meeting achieved a quorum of 93.7%, with 91.8% of the outstanding shares of the Company’s capital stock voting in favor of the proposed business combination with Grupo Viva Aerobus, S.A. de C.V. ("Viva"), no votes against, and the remainder abstaining. Shareholders’ approval of these resolutions represents an important milestone in the proposed transaction with Viva to create an airline group with a stronger, more efficient foundation to expand air travel and strengthen connectivity in Mexico and internationally. The Company will continue to work toward the completion of the transaction, subject to regulatory approvals and other customary closing conditions. For convenience purposes, an English translation summarizing the resolutions adopted during the meeting is attached hereto as an exhibit. The information included in this release has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes. Investor Relations Contact Liliana Juárez / ir@volaris.com Media Contact Jorge Padilla, FTI Consulting / jorge.a.padilla@fticonsulting.com; AnuncioVivayVolaris@fticonsulting.com Ricardo Flores / rflores@gcya.net About Volaris *Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than258 and its fleet from 4 to 155 aircraft. Volaris offers around 500 daily flight segments on routes that connect 46 cities in Mexico and 30 cities in theUnited States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visitir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encouragesinvestors and potential investors to consult the Volaris website regularly for important information about Volaris. Exhibit 99.1

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (THE “COMPANY”)

Summary of Resolutions Adopted by the Extraordinary General Shareholders’ Meeting held on March 25, 2026.

I.	Presentation, discussion and, if applicable, approval of a proposal to amend the by-laws of the Company with the main purpose of adapting them, among other things, to the latest amendments to the Mexican Securities Market Law.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, to amend the by-laws of the Company. The foregoing to adapt them, among other things, to the latest amendments to the Mexican Securities Market Law (Ley del Mercado de Valores), and to exempt from the change of control provisions contained in Clause Eight of the by-laws of the Company any acquisitions or transfers of shares or any agreement or arrangement by any person who acquires shares of the Company as a result of a merger in which the Company participates as the surviving entity, including amendments to Clauses Six, Eight, Eighteenth, Twentieth, Thirtieth, Thirty-First, Thirty-Third, Thirty-Fourth and Forty-Seventh of the by-laws of the Company.

II.	Presentation, discussion and, if applicable, approval of a proposal to carry out (a) the merger of the Company, as the surviving entity, with Grupo Viva Aerobus, S.A. de C.V., registered before the Federal Taxpayers Registry under the R.F.C. key: OMN-060209-4W3 and whose corporate name for tax purposes is GRUPO VIVA AEROBUS (“VIVA”), as the non-surviving entity, (b) the ratification of the execution by the Company of the Business Combination Agreement, entered into between the Company and VIVA, dated December 18, 2025 (the “BCA”), and each and every one of its terms and conditions, and (c) any ancillary acts related to the merger and the other transactions contemplated in the BCA, including, without limitation, approval of the unaudited consolidated balance sheet as of September 30, 2025, capital increase, amendment to the by-laws of the Company, granting and delegation of authority, conversion of certain shares and other acts related to the implementation of the merger and the other transactions contemplated in the BCA and the resolutions adopted by this Meeting.

The unaudited consolidated balance sheet of the Company as of September 30, 2025 was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, which reflects that the Company has total assets of USD$5,702,832,000 (five billion seven hundred two million eight hundred thirty-two thousand dollars of the United States of America), total liabilities of USD$5,440,377,000 (five billion four hundred and forty million three hundred seventy-seven thousand dollars of the United States of America), and shareholders’ equity of USD$262,455,000 (two hundred sixty-two million four hundred fifty-five thousand dollars of the United States of America).

The execution by the Company of the BCA and each and every one of its terms and conditions was ratified by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock. Likewise, it was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, pursuant to Articles 182 section VII, 222, 223 and 225 of the General Law of Business Corporations (Ley General de Sociedades Mercantiles) (the “LGSM”), the merger of the Company, in its capacity as the surviving entity, with VIVA, as the non-surviving entity (the “Merger”), and all other acts comprising the transactions contemplated in the BCA (the “Transaction”) were approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, it being understood that the Merger is subject to the satisfaction of the conditions precedent set forth in the BCA, as well as to the registration of the merger agreement between the Company and VIVA (the “Merger Agreement”) and the Merger resolutions with the Public Registry of Commerce (Registro Público de Comercio) corresponding to the registered domicile of the Company and VIVA, and to the publication of such resolutions in the electronic publication system for commercial companies (sistema electrónico de publicaciones de sociedades mercantiles) of the Ministry of Economy (Secretaría de Economía). It is hereby stated that, as a result of the amendment of the by-laws approved under the first item of the agenda, neither the Merger nor the other acts comprising the Transaction are subject to the change of control provisions contained in Clause Eight of the by-laws of the Company.

The Merger shall be carried out in accordance with the following merger terms:

(a)	The Company shall act as the surviving entity and VIVA shall act as the non-surviving entity and shall cease to exist.

(b)	On the date the Merger becomes effective, the Company, as the surviving entity, shall receive all of the assets and liabilities and shall assume all rights, responsibilities and obligations of any kind of VIVA at their book value, which value shall, as applicable, be updated and/or adjusted to reflect the actual amounts as of the date the Merger becomes effective. Accordingly, the Company shall acquire, as universal successor (causahabiente a título universal) of VIVA upon the Merger becoming effective, direct ownership of all tangible and legal assets comprising VIVA's estate, including determined or undetermined rights (principal, derivative or accessory), existing or arising in the future, for reasons prior or subsequent to the date the Merger becomes effective, and shall be subrogated in all rights and obligations of VIVA, whether of a civil, commercial, tax or any other nature, without any reservation or limitation whatsoever, and shall be substituted in all guarantees granted and in all obligations and liabilities assumed by VIVA arising from licenses, permits, agreements, concessions and any other act of any nature in which they may have been a party thereto, it being expressly acknowledged that the Company shall have standing to appear before any court or tribunal to bring claims and, as the case may be, to continue or withdraw from any judicial, administrative or other proceeding in which VIVA is a party in any capacity or in which VIVA has any interest.

(c)	The financial statements of the Company and VIVA that shall serve as the basis for the Merger shall be the unaudited consolidated balance sheets as of September 30, 2025, without any variation other than those arising from the ordinary course of business of such companies, from such dates through the date the Merger becomes effective.

(d)	The system for the extinction of VIVA's liabilities, as the non-surviving entity, shall consist of the Company, as the surviving entity, assuming all obligations and credits of any nature or quality, whether principal, derivative or accessory, comprising VIVA's liabilities at the time the Merger becomes effective. All such liabilities shall be extinguished through their unconditional, timely and prompt fulfillment by the Company, on the payment dates established in the legal instruments that gave rise to them or as determined by applicable law, except that in order for the Merger to become effective against third parties as of the registration of the Merger resolutions with the Public Registry of Commerce (Registro Público de Comercio) pursuant to Article 225 of the LGSM, the Company shall agree to the immediate payment, upon demand by any creditor, of all debts of the Company and all debts of VIVA, except for those debts of creditors who have given or give their consent at the time the Merger becomes effective.

(e)	All liabilities, obligations and responsibilities of any kind owed by VIVA to the Company and vice versa, and their corresponding rights, shall be extinguished by confusion of rights (confusión de derechos) upon their consolidation in the Company as a consequence of the Merger, on the date and time the Merger becomes effective between the parties in accordance with item (i) of paragraph (g) below.

(f)	The Company, as the surviving entity, shall assume ownership of all tax rights and obligations of VIVA, in accordance with applicable legal provisions, including, without limitation, any federal, state or municipal tax contributions pending payment, own taxes, withheld and unremitted taxes, as well as any updates, surcharges and penalties arising therefrom, and the Company undertakes to pay and comply with such tax obligations within the applicable terms and periods, in accordance with applicable tax legislation.

(g)	The Company, as the surviving entity, shall retain, safeguard and, as applicable, make available to the competent authorities all documentation, accounting records, corporate books, registries, Digital Tax Receipts via Internet (Comprobantes Fiscales Digitales por Internet or CFDIs), tax returns, working papers and, in general, any information and supporting documentation related to the Merger transaction and the activities, operations and tax compliance of VIVA, for the periods established in the Federal Tax Code (Código Fiscal de la Federación) and other applicable tax provisions.

In addition to the foregoing, and without limitation, the Company shall retain for as long as it continues to exist, the corporate minutes evidencing the Merger, the balance sheets, statements of changes in stockholders' equity and working papers related to the determination of the net tax profit account (cuenta de utilidad fiscal neta) and the contributions capital account (cuenta de aportación de capital), corresponding to the fiscal year immediately prior to and immediately following the fiscal year in which the Merger takes place.

(h)	The Company, as the surviving entity, shall comply with the requirements set forth in items a), b) and c) of section I of article 14-B of the Federal Tax Code (Código Fiscal de la Federación) in force, in order for the Merger not to qualify as a sale (enajenación) for tax purposes in Mexico. In this regard, in order to enable the Company to comply with item a) of section I of article 14-B of the Federal Tax Code, the Company shall file the merger notice (aviso de fusión) and comply with the applicable tax provisions, as well as with the requirements, deadlines and filing of the procedures set forth in procedure forms 131/CFF “Prior review before the filing of the cancellation notice with the RFC due to the merger of companies” and 132/CFF “Cancellation notice with the RFC due to the merger of companies” of Annex 2 of the current Miscellaneous Tax Resolution (Resolución Miscelánea Fiscal).

Likewise, prior to the filing of procedure form 131/CFF “Prior review before the filing of the cancellation notice with the RFC due to the merger of companies”, the annual tax return or, as applicable, the annual tax return for early termination of VIVA's fiscal year must have been filed.

Additionally, since article 14-B of the Federal Tax Code provides that the tax authority, in the exercise of its audit powers, may verify whether the Merger lacks a business reason (razón de negocios) pursuant to article 5-A of such Code, the Company shall maintain sufficient documentary support to substantiate the existence and materiality of a valid and demonstrable business reason for carrying out the Merger.

In this regard, considering that the tax authority may take into account the relevant transactions related to the Merger that may have been carried out within the five years immediately prior to and following its consummation, the Company shall retain the documentary support for both the business reason and such relevant transactions, whether carried out within the period comprising the five years immediately prior to the Merger or the five years immediately following its consummation.

(i)	The Company, as the surviving entity, shall, as applicable, file the audit report on the financial statements used to carry out the Merger, as well as those prepared as a result of such acts, pursuant to the requirements and deadlines set forth in applicable tax provisions and in procedure form 122/CFF “Merger and Spin-Off of Companies Audit Report” of Annex 2 of the current Miscellaneous Tax Resolution (Resolución Miscelánea Fiscal).

(j)	If applicable, the Company shall file the procedures corresponding to procedure forms 38/CFF “Request for modification or incorporation of partners, shareholders, associates and other persons forming part of the organizational structure of a legal entity, as well as those with control, significant influence, management authority and legal representatives” and 93/CFF “Informative Return of Relevant Transactions” of Annex 2 of the current Miscellaneous Tax Resolution, pursuant to the requirements and deadlines established in applicable tax provisions and in the referenced procedure forms; and

(k)	It is agreed that, by virtue of the agreement for the immediate payment, upon demand by any creditor, of all debts of the Company and all debts of VIVA (as shall be set forth in the Merger notice) pursuant to Article 225 of the LGSM, the Merger is understood to have been performed and shall become effective (i) between the parties, their shareholders or partners, and for accounting, financial and tax purposes at 10:00 AM (Eastern Time of the United States of America) on the date the Merger Agreement is executed which for such purposes shall be executed after the date of this Meeting, once the Conditions Precedent have been fully satisfied; that is, the Merger shall become effective among the parties, their shareholders, and for accounting, financial and tax purposes only upon the full satisfaction of all Conditions Precedent, the execution of the Merger Agreement, and on the date specified therein, and (ii) against third parties, upon registration with the Public Registry of Commerce (Registro Público de Comercio) corresponding to the registered domicile of the Company and VIVA, of the first notarial testimony of the public deeds by which the Merger Agreement and the related corporate resolutions are protocolized.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, that subject to the fulfillment of certain conditions set forth in the BCA, including, without limitation, the obtaining of various corporate and regulatory approvals, both in Mexico and in the United States of America and Colombia (the “Conditions Precedent”), the Company shall enter into the Merger Agreement on the terms of the merger terms approved by the Meeting and the form of the Merger Agreement.

In view of the Merger and in accordance with the provisions of Article 223 of the LGSM The publication by the Company, in the electronic publication system for commercial companies (sistema electrónico de publicaciones de sociedades mercantiles) of the Ministry of Economy (Secretaría de Economía), of the merger notice was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, which must include: (i) the unaudited consolidated balance sheets of the Company as of September 30, 2025 and of VIVA as of September 30, 2025, and (ii) the merger resolutions adopted pursuant to the resolution above (including the fact that, for the Merger to become effective immediately, the Company, as the surviving entity, shall agree to the immediate payment, upon demand by any creditor, of all liabilities of the Company and VIVA, pursuant to Article 225 of the LGSM).

Likewise, in compliance with the provisions of section I of article 14-B of the Federal Tax Code in force, the Company shall (i) file the merger notice and comply with the applicable provisions, as well as with the requirements, deadlines and filing of the procedures set forth in procedure forms 131/CFF “Prior review before the filing of the cancellation notice with the RFC due to the merger of companies” and 132/CFF “Cancellation notice with the RFC due to the merger of companies” of Annex 2 of the current Miscellaneous Tax Resolution (Resolución Miscelánea Fiscal), thereby fulfilling the requirement referred to in article 14-B, section I, item a) of the Federal Tax Code in force; (ii) following the Merger, it shall continue carrying out the activities that the Company and VIVA were carrying out prior to the Merger, for a minimum period of one year immediately following the date the Merger becomes effective; and (iii) file the annual and informative tax returns required under the applicable tax laws corresponding to VIVA, as the non-surviving entity, for the fiscal year that will end as a result of the Merger. The foregoing is intended to ensure full compliance with all requirements set forth in article 14-B, section I of the Federal Tax Code in force and, consequently, for there to be no transfer (enajenación) for tax purposes in Mexico as a result of the Merger.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, to carry out the Capital Increase in an amount of up to USD$248,277,681 (two hundred forty-eight million two hundred seventy-seven thousand six hundred eighty-one dollars of the United States of America) through the share issuance and it was approved to delegate to the Senior Vice President of Finance and Administration of the Company the necessary authority to carry out any adjustment to such amount relating to the Capital Increase, provided that such adjustment is reported to the Audit Committee of the Company. For the foregoing purposes, it is hereby stated that the Meeting approves (i) the VIVA Share Issuance, which shall be delivered in the aggregate to all holders of shares representing the capital stock of VIVA immediately prior to the effectiveness of the Merger, of which 1,055,208,892 (one billion fifty-five million two hundred eight thousand eight hundred ninety-two) will be Class II, Series A shares y 23,319,534 (twenty-three million three hundred nineteen thousand five hundred thirty-four) will be Class II, Series B shares, the latter to be delivered to IAMSA Luchtvaart, BV, pursuant to the Merger Agreement, it being understood that foreign holders of shares representing the capital stock of VIVA, as well as holders of shares representing the capital stock of VIVA who are Mexican individuals (personas físicas mexicanas), shall receive, in the aggregate, 52,910,919 (fifty-two million nine hundred ten thousand nine hundred nineteen) ADSs, each of which represents 10 (ten) CPOs, and each of which has as its underlying 1 (one) Class II, Series A share representing the capital stock of the Company; it being acknowledged that such number of ADSs may vary depending on the nationality of VIVA shareholders immediately prior to the effectiveness of the Merger; and (ii) the Treasury Share Issuance, which shall be held in treasury to support the conversion of the CarVal Notes, it being understood that, pursuant to section II of article 210 Bis of the General Law of Negotiable Instruments and Credit Transactions (Ley General de Títulos y Operaciones de Crédito or “LGTOC”) and Clause Twelfth of the by-laws of the Company, the preemptive right set forth in article 132 of the LGSM shall not be applicable with respect to the Share Issuance.

It was acknowledged that the shares to be issued by virtue of the Treasury Share Issuance, together with those to be issued by virtue of the VIVA Share Issuance, will represent 50% of the capital stock of Volaris giving effect to the Merger and on a fully diluted basis.

Likewise, it was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, that 529,109,190 (five hundred twenty-nine million one hundred nine thousand one hundred ninety) of the shares representing the capital stock of the Company to be issued as part of the Share Issuance shall be contributed to the CPO Issuer Trust (Fideicomiso Emisor de CPOs), so that, in turn and as applicable, the CPO Issuer Trust may issue new CPOs backed by such shares; it being understood that such number of shares to be contributed to the CPO Issuer Trust may vary depending on the nationality of VIVA shareholders immediately prior to the effectiveness of the Merger.

The issuance of one or more provisional certificates and/or definitive titles covering the entirety of the Share Issuance was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, that the Company may execute all agreements, contracts, arrangements or instruments, and carry out all necessary and/or convenient acts, in connection with the update of the registration of the shares representing its capital stock and the CPOs of the Company in the National Securities Registry (Registro Nacional de Valores or “RNV”) maintained by the CNBV, as well as their listing on the BMV, and the deposit and/or exchange of the respective provisional titles and/or certificates with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), and the performance of any other act before any public or private institution in Mexico or abroad, including the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) in order to carry out any act related to the Capital Increase and the Share Issuance.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, that the Company may execute all agreements, contracts, arrangements or instruments, and carry out all necessary and/or convenient acts, including without limitation, issuing any instruction to Nacional Financiera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo, in its capacity as trustee of the CPO Issuer Trust (Fideicomiso Emisor de CPOs), in order to amend the indenture of the CPOs issued based on shares of the Company and the CPO Issuer Trust, and carry out all related acts, in order to enable the issuance of new CPOs based on such shares, as well as to perform any acts necessary for the issuance of new ADSs based on such CPOs.

The amendment of the by-laws of the Company was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, which shall become effective as of the date on which the Merger Agreement is executed, the latter, in view of the need to adapt the by-laws to the terms established in the BCA, the Merger, the Capital Increase and the Share Issuance.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, subject to the fulfillment of the Conditions Precedent and the entry into force of the amendment to the by-laws of the Company pursuant to the resolution above, the conversion of (i) 23,319,533 (twenty-three million three hundred nineteen thousand five hundred thirty-three) Series “A” shares representing the variable portion of the capital stock of the Company, underlying CPOs forming part of ADSs owned by Indigo LatAm L.P., or any of its affiliates as designated by it, into the same number of ordinary Series “B-1” shares; and (ii) 23,319,533 (twenty-three million three hundred nineteen thousand five hundred thirty-three) Series “A” shares representing the variable portion of the capital stock of the Company, underlying CPOs forming part of ADSs owned by Ultrawest LLC, or any of its affiliates as designated by it, into the same number of ordinary Series “B-2” shares, were hereby approved.

It was approved by the favorable vote of 1,070,993,480 shares, which represent 91.85% of the Company’s capital stock, that the Company may carry out all acts and execute all agreements, contracts, arrangements or instruments that are necessary or convenient pursuant to the terms of the BCA to give effect to and implement the Merger, including without limitation, any agreements, contracts (including amendments to the BCA), notices and instruments that are necessary or convenient and are related to and/or derive, directly or indirectly, from the Merger and/or the resolutions adopted at the Meeting.

III.	Presentation, discussion and, if applicable, approval of the composition of the Board of Directors of the Company as a consequence of the merger.

It was resolved by majority to appoint, effective as of the date the Merger Agreement is executed and for a period of three years from such date, Mr. Roberto Lázaro Alcántara Rojas as Chairman of the Board of Directors of the Company, and Messrs. José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón, José Arturo Pinto Aguilar, María Teresa Yvonne Ochoa Rosellini, Eduardo Francisco Solórzano Morales, Brian H. Franke, Andrew S. Broderick, Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm, Mónica Aspe Bernal and José Luis Fernández Fernández, as members of the Board of Directors of the Company. It is hereby stated that Messrs. Roberto Lázaro Alcántara Rojas, José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón, José Arturo Pinto Aguilar, María Teresa Yvonne Ochoa Rosellini and Eduardo Francisco Solórzano Morales shall be members designated by the Series A shareholders (the latter two as independent members designated by the Series A shareholders), Messrs. Brian H. Franke, Andrew S. Broderick and Mónica Aspe Bernal shall be members designated by the Series B-1 shareholders, and Messrs. Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm and José Luis Fernández Fernández shall be members designated by the Series B-2 shareholders. The members designated by the Series B-1 and Series B-2 shareholders qualify as independent members.

Likewise, it was resolved by majority to appoint, effective as of the date the Merger Agreement is executed and for a period of three years from such date, Messrs. Francisco Daniel Rodríguez Martínez and Emiliano André Alcántara Roque, as alternate members designated by the Series A shareholders of Messrs. Roberto Lázaro Alcántara Rojas, José Carmen Arturo Alcántara Rojas, Jorge Gerardo Cervantes Huitrón and José Arturo Pinto Aguilar, indistinctly, and Mr. Octavio Olivo Villa, as alternate member designated by the Series A shareholders of Messrs. María Teresa Yvonne Ochoa Rosellini and Eduardo Francisco Solórzano Morales, indistinctly

Furthermore, it was resolved by majority to appoint, effective as of the date the Merger Agreement is executed and for a period of three years from such date, Mr. Stanley L. Pace and Mrs. Guadalupe Phillips Margain, as alternate members designated by the Series B-1 shareholders and by the Series B-2 shareholders, to substitute any of Messrs. Brian H. Franke, Andrew S. Broderick, Marco Andrés Baldocchi Kriete, Rodrigo Antonio Escobar Nottebohm, Mónica Aspe Bernal and José Luis Fernández Fernández, indistinctly.

It was stated that, upon satisfaction of the Conditions Precedent and by virtue of the foregoing appointments, based on the provisions of the draft by-laws, effective as of the date the Merger Agreement is executed, the Board of Directors will be composed of twelve members in the manner set forth below; it being understood that effective as of the first anniversary of the execution of the Merger Agreement, the Board of Directors will be expanded to 13 members with the addition of Mr. José Alfredo Ruiz Pérez as an additional proprietary director for a period of two years from such first anniversary, and Francisco Daniel Rodríguez Martínez and Emiliano André Alcántara Roque as Alternate Directors, indistinctly, of Mr. José Alfredo Ruiz Pérez, appointed by the holders of Series A Shares.

It was resolved by majority upon satisfaction of the Conditions Precedent, to appoint Mr. Enrique Javier Beltranena Mejicano as Co-Chief Executive Officer (Co-Director General) of the Company and, effective as of the date the Merger Agreement is executed, Mr. Juan Carlos Zuazua Cosío as Co-Chief Executive Officer (Co-Director General) of the Company, who shall have the powers, duties, responsibilities, and obligations as provided for in Article 44 and other applicable provisions of the LMV.

It was resolved by majority upon satisfaction of the Conditions Precedent, to appoint, effective as of the date the Merger Agreement is executed, Mrs. Lilia Violeta Pous Castro and Mr. José Alejandro de Iturbide Gutiérrez, as Co-Secretaries non-members of the Board of Directors of the Company. It is hereby stated that Mrs. Lilia Violeta Pous Castro shall be understood as Co-Secretary designated by the shareholders holding Series A shares, and Mr. José Alejandro de Iturbide Gutiérrez as Co-Secretary designated by the shareholders holding Series B-1 and Series B-2 shares.

It was resolved that the Company undertakes to hold harmless the proprietary and alternate members of its Board of Directors, the Co-Secretaries of the Board of Directors, the proprietary and alternate members and the Secretaries of the Audit Committee and the Corporate Governance Committee (Comité de Prácticas Societarias), the Co-Chief Executive Officers of the Company, and its executives and officers, in connection with any claim, lawsuit, proceeding or investigation that may be initiated in the United Mexican States or abroad, including any of the countries in which the Company's shares are registered or listed, other securities issued based on such shares or other fixed or variable income securities or securities representing any kind of debt issued by the Company itself, in which such persons may be parties in their capacity as proprietary or alternate members of the Board of Directors of the Company, Co-Secretaries, proprietary and alternate members and Secretaries of the Audit Committee and the Corporate Governance Committee, Co-Chief Executive Officers of the Company, and their executives or officers, respectively, including the payment of any damages that may have been caused and the amounts necessary to reach, if deemed appropriate, a judicial or extrajudicial settlement, as well as the totality of the fees and expenses of the attorneys and other advisors retained to protect the interests of such persons in the aforementioned cases, it being understood that the Board of Directors itself is authorized to determine in the aforementioned cases whether it deems it convenient to retain the services of attorneys and other advisors other than those who are advising the Company in the corresponding case.

IV.	Presentation, discussion and, if applicable, approval of the designation of the chairs of the Audit Committee and the Corporate Governance Committee as a consequence of the merger.

It was resolved by majority upon satisfaction of the Conditions Precedent, to appoint, effective as of the date the Merger Agreement is executed, Mrs. María Teresa Yvonne Ochoa Rosellini as Chair of the Audit Committee of the Company.

It was resolved by majority upon satisfaction of the Conditions Precedent, to appoint, effective as of the date the Merger Agreement is executed, Mr. Eduardo Francisco Solórzano Morales as Chair of the Corporate Governance Committee (Comité de Prácticas Societarias) of the Company.

V.	Presentation, discussion and, if applicable, approval of the unaudited consolidated balance sheet as of December 31, 2025 and the unaudited consolidated income statement for the year ended December 31, 2025 of the Company.

The unaudited consolidated balance sheet as of December 31, 2025 and the unaudited consolidated income statement for the year ended December 31, 2025 of the Company were approved by majority, which reflect that the Company has total assets of USD$5,636,681,000 (five billion six hundred thirty-six million six hundred eighty-one thousand dollars of the United States of America), total liabilities of USD$5,373,346,000 (five billion three hundred seventy-three million three hundred forty-six thousand dollars of the United States of America), and shareholders' equity of USD$263,335,000 (two hundred sixty-three million three hundred thirty-five thousand dollars of the United States of America).

VI.	Designation of delegates to implement and formalize the resolutions adopted by this Meeting.

Messrs. José Alejandro de Iturbide Gutiérrez, Isela Cervantes Rodríguez, Blanca Nora García Leal, Guadalupe Lisset Alamilla Avila, Ricardo Maldonado Yáñez, Pedro Antonio García Ampudia, José Ernesto de la Peña Aguilar, Mauricio Gual Pons, Daniela López Villanueva, Jimena Domínguez Bernal, Iñigo Aguirre Campillo and Ramiro Ruiz Inguanzo were designated by majority as delegates of the Meeting, so that any of them, indistinctly, may appear before the notary public of their choice to formalize all or part of the minutes of the Meeting; handle, as applicable, the registration, directly or through a designated representative, of the corresponding instrument with the Public Registry of Commerce (Registro Público de Comercio) of the registered domicile of the Company; and carry out all acts necessary to implement the resolutions adopted by the Meeting, being expressly authorized to issue any certifications of all or part of these minutes as may be required.

Likewise, Messrs. José Alejandro de Iturbide Gutiérrez, Isela Cervantes Rodríguez, Blanca Nora García Leal, Guadalupe Lisset Alamilla Avila, Ricardo Maldonado Yáñez, Pedro Antonio García Ampudia, José Ernesto de la Peña Aguilar, Mauricio Gual Pons, Daniela López Villanueva, Jimena Domínguez Bernal, Iñigo Aguirre Campillo and Ramiro Ruiz Inguanzo were authorized by majority to, indistinctly, as delegates of the Meeting, execute and file all types of certifications and documents, and carry out all types of proceedings, before the CNBV, the BMV, the Indeval, and any national or foreign authority, as well as any other public or private entity or institution, in connection with the resolutions adopted by the Meeting.